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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       Total-Tel USA Communications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                                 --------------
                                 (CUSIP Number)

                                 Walt Anderson
                 c/o Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
                -----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 27, 1998
                       ----------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No.     89151T  10-6                                              Page 2 of 5 Pages
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Walt Anderson
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                    [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------- ------ ---------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                1,857,634 (includes shares pursuant to an agreement to purchase 138,000 shares of
    BENEFICIALLY             Common Shares)
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                      ------ ---------------------------------------------------------------------------------------
                      8      SHARED VOTING POWER
                             0
                      ------ ---------------------------------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             1,857,634 (includes shares pursuant to an
                             agreement to purchase 138,000 shares of Common
                             Shares)
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,857,634 (includes shares pursuant to an agreement to purchase
                   138,000 shares of Common Shares)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.9%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------------------------------------------

                                       2
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


                                  SCHEDULE 13D
------------------------------------------ ---------------------------- --------------------------------------------
CUSIP No. 89151T   10-6                                                 Page 3 of 5 Pages
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Revision LLC
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------- ------ ---------------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                                       1,857,634 (includes shares pursuant to an agreement to purchase 138,000
  NUMBER OF                            shares of Common Stock)
    SHARES
 BENEFICIALLY
   OWNED BY           ------ ---------------------------------------------------------------------------------------
     EACH             8      SHARED VOTING POWER
  REPORTING                  0
    PERSON            ------ ---------------------------------------------------------------------------------------
     WITH             9      SOLE DISPOSITIVE POWER
                                        1,857,634 (includes shares pursuant to an  agreement to
                                        purchase 138,000 shares of Common Stock)
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,857,634 (Includes shares pursuant to an agreement to purchase
                   138,000 shares of Common Stock)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.9%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------------------------------------------

                                       3

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                        AMENDMENT NO. 8 TO SCHEDULE 13D


         This Amendment No. 8 ("Amendment No. 8") to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements Items 4 and 7 of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6") and Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7. All data included in this Amendment No. 8 reflects a 2 for 1 stock split of the Common Shares which was effected on July 15, 1998.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

          On July 27, 1998, counsel to Revision, on behalf of Revision, sent a letter dated July 27, 1998 (the "Letter") to counsel to the Issuer, alleging various improprieties by the Board of Directors and officers of the Issuer, including breach of their fiduciary duties to the shareholders of the Issuer and corporate waste. The Letter cites specific examples of questionable conduct by the Board and officers and demands that an independent investigation be conducted to examine such conduct and to determine whether legal recourse should be taken by the Issuer. A copy of the Letter is attached hereto as
Exhibit 7.1.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         The responses set forth in (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) The Reporting Persons, collectively, beneficially own 1,857,634 Common Shares (of which 138,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 26.9% of the outstanding Common Shares. Mr. Anderson directly owns 100 Common Shares or less than .01% of the outstanding Common Shares. Revision directly owns 1,857,634 (of which 138,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 26.9% of the outstanding Common Shares.

                                       4
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         In addition, Mr. Anderson is the President and a Director of the
Foundation for International Non-Governmental Development of Space, a non-profit organization ("FINDS") which owns 70,930 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

          (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the Anderson Shares is held by Mr. Anderson.

          As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of 1,857,634 Common Shares (which includes 138,000 Common Shares which may be acquired under the Agreement and may be voted by Revision pursuant to the Proxy) and the power, in the name and on behalf of Revision, to dispose of the 1,719,434 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 1,857,634 or 26.9% of the outstanding Common Shares.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 6,905,954 outstanding Common Shares of the Issuer as of June 12, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 1998.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 Letter from counsel to Revision to counsel to the Issuer, dated July 27, 1998.

                                       5

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SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 29, 1998

                                  REVISION LLC

                                  By:  /s/ Walt Anderson
                                       ---------------------------
                                           Walt Anderson, Manager




                                       6

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                                 EXHIBIT INDEX

Exhibit      Description
-------      -----------
Exhibit 7.1  Letter from counsel to Revision to counsel to the Issuer, dated
             July 27, 1998.